Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

November 13, 2023

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp. Amendment No . 3 to Registration Statement on Form F-4 Filed November 1, 2023 File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 3, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Registration Statement on Form F-4 (the “Form F-4”).

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Amendment No. 3 to Registration Statement on Form F-4 filed November 1, 2023

Cover page

1.	We note your revised disclosures in response to prior comment 1 where you indicate that upon consummation of the Business Combination, Nova Vision’s existing shareholders, including the sponsor, will own approximately 38.18% of PubCo’s Ordinary Shares. However, as per your revised disclosures on pages 9 and 134, upon closing, Nova Vision Initial Public Shareholders will own 22.99% and Nova Vision Initial Shareholders will 17.26% of PubCo’s Ordinary Shares for a total of 40.25%. Please revise to correct this apparent inconsistency.

Response: The Company has amended cover page in response to the Staff’s comments.

Risk Factors, page 28

2.	Please include a corresponding risk factor for each risk mentioned in the risk factor summary and provide detailed discussion of why these factors pose a risk to public shareholders. We refer you to our prior comment 7 in our July 28, 2023, comment letter.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Response: The Company has amended pages 23 through 28 in response to the Staff’s comments. Each of the risk factors discussed in the risk factors summary section has a corresponding risk factor starting from page 32 of the Form F-4.

Risks Related to Nova Vision and the Business Combination

Nova Vision has identified material weaknesses in its internal control over financial reporting,

3.	Your revised disclosures in response to prior comment 3 replaced all references to disclosure controls and procedures with internal control over financial reporting, which did not fully address our comment. In this regard, you now refer to internal control over financial reporting as including procedures that ensure information that is required to be disclosed in your reports is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, which is part of the definition for disclosure controls and procedures. Please revise this risk factor to address the fact that both disclosure controls and procedures and internal control over financial reporting were not effective. Also, ensure that your description of each is appropriately defined.

Response: The Company has amended page 53 in response to the Staff’s comments.

Certain Projected Information of Real Messenger, page 93

4.	We note your response to our prior comment 4. Please revise to disclose whether management believes the projections still reflect accurately management’s views on future performance. Describe any consideration that the board gave to providing updated projections to reflect the change in consideration and the expected proceeds and whether the board believes its reliance on the projections when recommending the transaction to shareholders is reasonable based on the changed circumstances as compared to when they were prepared.

Response: The Company has amended pages 89 and 94 in response to the Staff’s comments.

Offering Proceeds Held in Trust, page 125

5.	We note your response to prior comment 6 where you indicate that the aggregate principal balance of extension notes as of October 30, 2023 was $1,459,561. However, your disclosures on page 126 continue to refer to promissory notes in the aggregate amount of $1,320,035. Please revise and ensure that all disclosures throughout the filing provide the most recent information regarding the outstanding balance of extension notes as of the date of your filing. In addition, ensure that you include current information regarding the time to complete the merger. In this regard, your current amendment, which was filed on November 1, 2023 refers to a merger deadline of October 10, 2023.

Response: The Company has amended pages 11, 15 and 126 in response to the Staff’s comments.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Combined Balance Sheets, page 136

6.	Your revised disclosures in response to prior comment 7 did not address our comment. As previously requested, tell us why your pro forma financials assume that you will receive the entire $5.0 million of proceeds in the Private Placement. In this regard, in response to comment 16 in your letter dated October 10, 2023, you stated that you have currently finalized only $4.5 million in financing under the Private Placement. Revise pro forma adjustment (9) to reflect only the amount of Private Placements that have been finalized.

Response: The Company respectively advises the Staff that Real Messenger Holdings Limited (“Real Messenger”) entered into Convertible Note Purchase Agreements with three private placement investors on October 4, 2023, resulting in gross proceeds of $5.0 million. On the same date, Real Messenger issued the convertible notes to the three private placement investors pursuant to the purchase agreements relating to the Convertible Notes.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick
Partner
Direct Dial: +852.3923.1188
Email: lvenick@loeb.com